Exhibit 99.1

RBS CAPITAL FUNDING TRUST V

(the “Trust”)

REDEMPTION/DISTRIBUTION NOTICE

To the Holders of

U.S.$1,285,000,000 5.90% Non-Cumulative Guaranteed Trust Preferred Securities

(the “Trust Preferred Securities”)
ISIN: US74928K2087*
Common Code: 74928K208*

IRREVOCABLE NOTICE IS HEREBY GIVEN on the date hereof (the “Redemption Notice Date”) pursuant to Sections 8.03 and 8.04 of the Amended and Restated Trust Agreement of the Trust dated July 3, 2003 (the “Trust Agreement”) that all of the outstanding Trust Preferred Securities issued by the Trust shall be redeemed by the Trust on June 13, 2016 (the “Redemption Date”) at a price equal to U.S.$25.00 per Trust Preferred Security plus an amount equal to accumulated and unpaid Distributions, plus Additional Amounts, if any, or such lesser amount as shall be received by the Trust in respect of the Company Preferred Securities to be redeemed on the Redemption Date. The Redemption Record Date is June 10, 2016. The Trust Preferred Securities will be redeemed in accordance with the terms of Section 8.04 of the Trust Agreement and the applicable procedures of DTC.

NOTICE IS HEREBY FURTHER GIVEN that the Trust Preferred Securities shall cease to accrue Distributions or bear interest after the Redemption Date, unless the Redemption Price in respect of the Trust Preferred Securities is improperly withheld or refused and not paid in full on that date, in which case Distributions will continue to accrue pursuant to the terms of the Trust Agreement.

Terms used but not defined herein shall have the meaning given to them in the Trust Agreement.

Dated: May 13, 2016

___________________

* Neither the Trust nor the Trustee makes any representation as to the accuracy of the ISIN and Common Code numbers, which are provided for convenient reference only.

RBS CAPITAL TRUST V

By	/s/ Alexander Alam
	Name:	Alexander Alam
	Title:	Regular Trustee

By	/s/ Rooney Coleman
	Name:	Rooney Coleman
	Title:	Regular Trustee

Signature Page to the Trust Preferred Securities Redemption Notice